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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2003

                        Commission File Number: 001-14491


                        TELE CELLULAR SUL HOLDING COMPANY
                 (Translation of registrant's name into English)

                     RUA COMENDADOR ARAUJO, 299 - 3rd ANDAR
                         80420-000 CURITIBA, PR, BRAZIL

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes                      No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes                      No   X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                      No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                      TELE CELULAR SUL PARTICIPACTES, S.A.

                                TABLE OF CONTENTS


     ITEM
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      1.          Material Fact dated May 27, 2003

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE CELULAR SUL PARTICIPACTES, S.A.

Date:      May 28, 2003                 By:  /s/ Paulo Roberto Cruz Cozza
                                             -----------------------------------
                                             Name:  Paulo Roberto Cruz Cozza
                                             Title: Chief Financial Officer